Ryan S. Sansom +1 617 570 1373 rsansom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 17, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                        Jounce Therapeutics, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 12, 2016
CIK No. 0001640455

Dear Ms. Hayes:

This letter is submitted on behalf of Jounce Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No.2 to Draft Registration Statement on Form S-1, confidentially submitted on October 12, 2016 (the “Draft Registration Statement”), as set forth in your letter dated November 9, 2016 addressed to Richard Murray, Ph.D., Chief Executive Officer, President and Director of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 3.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

Federal Express two (2) copies of each of this letter and Amendment No. 3 (marked to show changes from the Draft Registration Statement).

Prospectus Summary, page 1

Strategic Alliance with Celgene, page 5

1.                                    Please remove this section from the summary.  It is largely redundant of the information provided on page 2 and provides more detail than appropriate for the summary.  Additionally, the statement that you are eligible to receive up to approximately $2.6 billion is not balanced and requires additional context.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 5 to reduce the level of detail while retaining a summary of key financial information, deal structure and included programs. In addition, the Company has revised the disclosure on pages 2, 86, 87, 107 and 116 to clarify that the $2.6 billion assumes that all options are exercised, all programs meet all milestones, including regulatory approvals in the United States and outside the United States, and Celgene extends the research term for three additional years. Further, the Company respectfully advises the Staff that during prior test the waters meetings, potential investors routinely inquired about the structure of the Celgene agreement and total potential value of the milestone and royalty payments payable to the Company thereunder, demonstrating that this is core information material to the investment decisions of prospective purchasers of the Company’s common stock and informing the Company’s belief that the remaining disclosure is appropriate for inclusion in the summary.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 86

2.                                    Please expand the statement that you are eligible to earn up to approximately $2.6 billion to quantify the total milestones on a per product basis; the total amount of option exercise fees; and the total amount of research term extension fees included in the $2.6 billion.  Additionally, clarify that the $2.6 billion assumes that all options are exercised, Celgene extends the research term for each of the additional three year terms; and JTX-2011, JTX-4014 and four other programs meet all milestones, including the FDA approval necessary to achieve commercialization milestones.  Similarly, revise your description of the agreement beginning on page 114.

RESPONSE: The Company respectfully advises the Staff that the referenced per-product milestone payment amounts, option exercise fees and research term

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

extension fees are highly confidential information of the Company and that, as described in the Company’s previously-submitted application for confidential treatment, the disclosure of these amounts would result in competitive harm to the Company. To date, the Company has not received any milestone payments from Celgene Corporation. While the collective milestone opportunity and structure of the agreement is material to an investor’s understanding of the Company, its financial condition and its agreement with Celgene, each individual milestone is speculative and contingent in nature and disclosing the details of such milestones on a per product basis may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments.  In addition, the Company believes that disclosing the aggregate milestones by categories of: (i) development milestones, (ii) regulatory milestones and (iii) commercial milestones, provides investors with a more appropriate level of disclosure regarding the contingent payments.  Such categorization of milestone payments allows investors to differentiate amounts that are at risk at each development phase prior to regulatory approval from amounts that are at risk as the successful commercialization of the related product candidate.  The Company has amended pages 87, 116 and F-20 to disclose the aggregate milestones by these categories (development, regulatory and commercial). The Company respectfully advises the Staff that it will consider in future periods whether more specific disclosure of these amounts would be material to an investor’s understanding of the Company’s financial condition, either because such payments are material in amount or because the milestone, option exercise or research term extension, as applicable, is likely to be achieved in the near future. The Company will further disclose whether any payments subject to milestones, option exercise and research term extensions have been recognized, or not, in its future periodic filings.

In addition, the Company has revised the disclosure on pages 2, 86, 87, 107 and 116 to clarify that the $2.6 billion assumes that all options are exercised, all programs meet all milestones, including regulatory approvals in the United States and outside the United States, and Celgene extends the research term for three additional years.

Management’s discussion and analysis of financial and results of operations

Components of operating results

Operating expenses

Research and development, page 96

3.                                    The total external costs by project for the six months ended June 30, 2016 of $5,500,000 in the table on page 97 does not agree with the $4,592,000 amount presented in the research and development table at the bottom of page 98.  Please explain the difference to us or revise your disclosure accordingly.  In this regard,

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

we note that the amount in the table on page 97 for the full year 2015 is the same as the amount depicted in the research and development table on page 100.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total external costs of $5,500,000 for the six months ended June 30, 2016 included both i) external research and development and  ii) external clinical and regulatory costs.

The Company has revised the disclosure of clinical and regulatory costs in the tables on page 98 to clarify the costs that are external.  The Company advises the Staff that the total i) external research and development costs and ii) external clinical and regulatory costs in the table on page 99 equal the total external research and development and clinical and regulatory costs included in the table on page 98 as of September 30, 2016, as follows:

JTX-2011	$5,425
JTX- 4014	714
Pre-development candidate expenses	1,581
Total	$7,720

Page 99
External research and development	$5,736
External clinical and regulatory	1,984
Total	$7,720

Business, page 105

Strategic alliance with Celgene, page 114

4.                                    Please expand the discussion to address the following questions:

•                 When do Celgene’s options expire?

•                 We note that if Celgene exercises any of its option for JTX-4014 you will enter into a co-development and co-commercialization agreement or license agreement with Celgene.  Are the terms of the potential agreements set in this research and collaboration agreement?

•                 If not, please clarify that the terms have not been set, or identify the terms that have not been set, and include risk factor disclosure discussing the possibility that you are not able to come to a mutual agreement about the terms.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115 and F-20 to describe that for each program, the option term ends 45 to 60 days following Celgene’s receipt of a data

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

package that includes certain information relating to the program’s research and development activities. The data package for a program may be delivered to Celgene after the applicable development milestone for such program has been achieved. Depending on the program, the applicable development milestone is (1) IND acceptance, (2) availability of certain Phase Ia data, or (3) availability of certain Phase I/II data.

The Company has also revised the disclosure on pages 30, 86, 116 and F-21 to clarify that if Celgene exercises its option for JTX-4014, the Company and Celgene will enter into a license agreement, in substantially the form attached to the Master Research and Collaboration Agreement as an exhibit. Further, the Company revised the disclosure on pages 30, 86, 116, and F-21 to clarify that if Celgene exercises its option for a program other than JTX-4014, then the Company will enter into a co-development and co-commercialization agreement with Celgene for such program in substantially the form attached to the Master Research and Collaboration Agreement as an exhibit.

5.                                    Please address the following comments related to your Master Research and Collaboration Agreement with Celgene:

•                 Given that your sale of Series B-1 convertible preferred stock to Celgene appears to be a component of your collaboration agreement with Celgene, please tell us how you determined the amount to allocate to the stock issuance in your upcoming third quarter of 2016 financial statements.  Reference for us the authoritative literature you relied upon to support your accounting.  In your response, please tell us the fair value of a share of this series of preferred stock and, in conjunction with your ultimate response to comment 3 of our December 7, 2015 letter, bridge this fair value to the fair value of your underlying common stock on the issuance date.

•                 Given the options granted to Celgene to participate in future development and/or commercialization, please tell us whether any of these options result in contingent deliverables that qualify as separate deliverables at contract inception for which arrangement consideration should be allocated under ASC 605-25-30-2.

•                 Please disclose the milestone consideration for each option exercise and for each milestone within your arrangement under ASC 605-28-50-2b or tell us why this disclosure is not required.

RESPONSE: The Company respectfully advises the Staff that simultaneous with the execution of the Master Research and Collaboration Agreement, the Company sold 10,448,100 shares of Series B-1 convertible preferred stock at $3.46 per share for gross proceeds of $36.1 million pursuant to the Series B-1 Stock Purchase Agreement.  Since the Series B-1 Stock Purchase Agreement was entered into simultaneously with the Master Research and Collaboration

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

Agreement, the Company considered the appropriate allocation of the combined proceeds from the Series B-1 Stock Purchase Agreement and the Master Research and Collaboration Agreement.  The Company concluded that in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity (ASC 480), the Series B-1 convertible preferred stock should be classified as temporary equity because the shares of Series B-1 convertible preferred stock are redeemable upon the occurrence of deemed liquidation events that are outside the control of the Company.  Under ASC 480-10-S99 paragraph 12, the initial carrying amount of a security should be its issuance date fair value.  The Company performed a valuation of the shares of Series B-1 convertible preferred stock, with the assistance of a third party valuation specialist, contemporaneous with the transaction in accordance with the guidance outlined in the American Institute of Certified Public Accountings Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid to determine the fair value of the Series B-1 convertible preferred stock. The valuation determined that the fair value of a share of Series B-1 convertible preferred stock approximated the issuance price of $3.46 per share. Therefore, the Company concluded it would be appropriate to allocate the combined proceeds from the Master Research and Collaboration Agreement and the Series B-1 Preferred Stock Agreement first to the fair value of the Series B-1 convertible preferred stock ($36.1 million) and the remaining proceeds to the allocable arrangement consideration for the units of accounting that were identified in the arrangement  As such, the Series B-1 convertible preferred stock was recorded at $3.46 per share or $36.1 million in the Company’s consolidated Balance Sheet as of September 30, 2016.

The Company respectfully acknowledges the Staff’s comment regarding the fair value of a share of the Series B-1 convertible preferred stock and a bridge of the fair value of Series B-1 convertible preferred stock to the fair value of the underlying common stock on the issuance date and confirms that, the Company will provide an analysis that bridges this fair value and other fair values throughout the period to the estimated offering price, once we and our advisors determine an estimated offering price.

Further, the Company respectfully acknowledges the Staff’s comment regarding the options granted to Celgene and advises the Staff that the Company does not believe the options to participate in future development and/or commercialization result in contingent deliverables that qualify as separate deliverables at contract inception for which arrangement consideration should be allocated under ASC 605-25-30-2.  Under the Master Research and Collaboration Agreement, the Company granted Celgene a total of six exclusive options, including (1) an option to develop and commercialize the Company’s lead product candidate, JTX-2011, (2) options for up to four early stage programs, and (3) an option to develop and

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

commercialize the Company’s product candidate, JTX-4014, which would be a shared program that may be used by both parties in and outside of the collaboration.  The Company concluded each of these options are substantive as the Company is at risk with regard to whether Celgene will exercise the options as a result of the significant uncertainties related to the discovery, research and development activities pursuant to the Master Research and Collaboration Agreement.  All options are for targets with significant development risk. Although JTX-4014 is not a novel immunotherapy agent and is expected to only be used in combination with other product candidates, it has significant development risk associated with the Company’s ability to advance the development of the target in a commercially viable manner in a very short time frame. In addition, the Company has concluded these substantive options are not priced at a significant and incremental discount.  Accordingly, the substantive options are not considered deliverables at the inception of the arrangement for which arrangement consideration should be allocated under ASC 605-25-30-2.  The Company has included disclosure regarding the accounting for these options on page F-22 as part of the overall disclosure of the accounting for the Master Research and Collaboration Agreement.

The Company also respectfully acknowledges the Staff’s comment to disclose a description of each individual milestone and its related contingent consideration as required by ASC 605-28-50-2b.  In applying the guidance in ASC 605-28-50-2b, the Company concluded that the aggregation of milestones by category (development, regulatory and commercial) in its disclosure is more meaningful to investors than disclosing individual milestones.  One of the factors the Company considered is that it is not eligible to receive an option exercise payment or milestone payment unless and until Celgene exercises an option under the Master Research and Collaboration Agreement.  Upon exercise of an option, Celgene would be required to pay the option exercise fee.  In addition, the parties would execute a co-development and co-commercialization agreement (or in the case of the Company’s product candidate JTX-4014, a license agreement), the terms of which are included as exhibits to the overall agreement, wherein the milestones are included as potential payments to be received by the Company based on achievement of specified development, regulatory and commercial events.

The Company also believes the disclosure of individual option exercise fees and individual milestones and the related contingent consideration may be misleading to investors because achievement of such milestones is subject to successful discovery, development or commercialization of product candidates, which is subject to numerous risks and uncertainties, including uncertainties relating to:

•                 The successful identification, discovery and development of product candidates,

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

•                 The progress and results of clinical trials,

•                 The timing and outcome of regulatory reviews,

•                 The Company’s ability to maintain the strategic alliance and the success of the strategic alliance,

•                 The emergence of competing technologies and products and other adverse market developments, and

•                 Maintaining, enforcing and defending intellectual property-related claims.

These risks and uncertainties make it difficult to predict if any of the options will be exercised or milestones will be achieved by the Company and when such option exercise payments or milestone payments might be received.  In addition, given the contingent nature of the option exercise payments and milestone payments, many of the payments are based on contingencies that are uncertain at this time.  Therefore, providing a description of each individual option exercise fee or  individual milestone and the related contingent consideration could potentially mislead investors as the inclusion of such detailed information may imply the Company has a substantial likelihood of the options being exercised or milestones being achieved and receiving the related payments, while the prospects of the options being exercised of the milestones being achieved are inherently uncertain and may never occur.

The Company believes that the individual option exercise payments and milestone payments are not material to investors unless there is a high likelihood of an option being exercised or a milestone being achieved. As described above, the Company’s prospects of achieving any of the milestones included in the Celgene arrangement are both uncertain and difficult to determine.  The Company also believes that the expected time frame in which an option may be exercised or a milestone may be achieved is a relevant factor in determining whether disclosure of individual milestones and payment amounts are material to investors.  The Company is in the early stages of discovery and development in areas of novel science.  Accordingly, a substantial amount of time is anticipated to pass between the up-front payment and any potential receipt of option exercise fees or milestone payments. The Company currently estimates that the earliest it could receive an option exercise payment is the first quarter of 2018 and the Company will not receive any milestone payments prior to Celgene exercising an option.  Therefore, the Company believes the disclosure of individual payments that are both highly uncertain and are not expected to be received in the near term, if at all, is not material to investors.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

For the reasons discussed above, the Company does not consider disclosure of any of the individual option exercise payments or individual milestones and the related contingent consideration in its arrangement with Celgene to be significant.  Instead, the Company believes that separate disclosure of the range of potential option exercise payments and the aggregate amounts that could be received if all six options are exercised to be more meaningful and useful to investors.  In addition, the Company believes that disclosing the aggregate milestones by categories of: (i) development milestones, (ii) regulatory milestones and (iii) commercial milestones, provides investors with a more appropriate level of disclosure regarding the contingent payments.  Such categorization of milestone payments allows investors to differentiate amounts that are at risk at each development phase prior to regulatory approval from amounts that are at risk as the successful commercialization of the related product candidate.

The Company has included the disclosure of the aggregate option exercise payments and milestone payments by category in accordance with ASC 605-28-50-2b on pages 87, 116 and F-20.

Notes to financial statements

Note 9: Stock-based compensation

Founder awards, page F-24

6.                                    Please tell us why it is appropriate to carry the restricted stock awards granted to two non-employee founders in temporary equity.  In your response specifically address the following issues:

•                 Tell us the nature of the contingent events that could trigger redemption and explain whether the occurrence of these events is outside your control.

•                 Tell us why it is appropriate to stop re-measuring the carrying value of these contingently redeemable instruments when they are fully vested.

Separately reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that restricted stock awards granted to two non-employee founders contain a put option that enables the Founders to sell their vested shares back to the Company at fair market value upon the occurrence of a contingent event. The terms of the restricted stock agreements provide that in the event that the consulting agreement is terminated for any reason, and that the holder’s ownership of any vested shares would result in a violation of the applicable policies of the university they are associated with, then the holder has the right, within 30 days of becoming aware of the potential violation and upon notice to the Company, to require the Company to purchase from the holder all of the holder’s vested shares.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

ASC 718-10-25-9 and 10 provides guidance on classification of stock based awards which include a repurchase feature.  ASC 718-10-25-9 and 10 state the following:

“A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met: (a) The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.  (b) It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued. For this purpose, a period of six months or more is a reasonable period of time.

A puttable (or callable) share that does not meet either of those conditions shall be classified as equity.”

While the Company recognizes that ASC 718 does not apply to share based payments to non-employees, the Company believes that this classification guidance should be applied by analogy to awards to non-employees.  As such, the Company analogized to this guidance when analyzing the classification of the awards.

As discussed above, the restricted stock may be put to the Company if (1) the consulting agreement is terminated and (2) the ownership of the shares is deemed a conflict of interest by the public university that employs the founders.  A violation of the conflicts of interest policy is not triggered solely by the termination of the consulting agreement, but rather requires an evaluation by the university and therefore is outside of the control of the founders.  Consistent with ASC 718-10-25-9 and 10, a repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the holder’s control would be accounted for as an equity award.  The Company therefore concluded the restricted stock award qualifies for equity classification.

The Company then considered whether the requirements of ASC 480-Distinguishing Liabilities from Equity (ASC 480) would require the restricted stock award to be classified outside of permanent equity.  In accordance with ASC 480-10-S99-3A paragraph 2, since the redemption feature, or put option, is outside of the control of the Company, the value of the shares is required to be

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

classified outside of permanent equity.  Therefore, the Company has classified the restricted stock as temporary equity.

The Company analyzed the guidance in ASC 480-10-S99-3A paragraph 15 to determine the subsequent measurement of the restricted stock awards.  ASC 480-10-S99-3A(15) states:

“subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable.”

While the holder does control the right to terminate the consulting agreement, the holder does not control the evaluation of the conflict of interest assessment by the university.  The Company believes that it is not probable that the consulting agreement will be terminated in the foreseeable future and therefore has not re-measured the vested shares.  If the consulting agreement is terminated in the future, the Company would further assess whether it is probable that the conflict of interest policy would be violated and then consider if it is appropriate to subsequently adjust the amount reported in temporary equity

The Company advises the Staff that it has revised the disclosure of these restricted stock awards on page F-33 to provide additional disclosure on the nature of the contingent event and basis for not re-measuring the vested shares.

Exhibit Index

7.                                    We note you are seeking confidential treatment of portions of two agreements filed as exhibits.  Please note we will provide any comments on your application in a separate letter.

RESPONSE: The Company respectfully notes the Staff’s comment.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

November 17, 2016

Enclosures

cc:        Richard Murray, Ph.D., Chief Executive Officer & President, Jounce Therapeutics, Inc.

Kim C. Drapkin, Chief Financial Officer, Jounce Therapeutics, Inc.

Anna L. Barry, Ph.D., Esq., Senior Vice President of Legal, Jounce Therapeutics, Inc.

Mitch S. Bloom, Esq., Goodwin Procter LLP

Patricia G. Mets, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP